Filed by Ares Acquisition Corporation and X-Energy Reactor Company, LLC

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation (File No. 001-39972)

On October 26, 2023, the following article was published by Benzinga: https://www.benzinga.com/markets/emerging-markets/23/10/35438100/ why-advanced-small-modular-nuclear-reactors-should-be-key-component-of-energy-grid-of-ne.

Why Advanced Small Modular Nuclear Reactors Should Be Key Component Of Energy Grid Of Near Future – How One Company Is Playing A Key Role

by Kenneth Adams, Benzinga Staff Writer

The safety case for X-energy starts with the fuel: the TRISO-X pebble is the containment vessel designed not to melt. The uranium oxycarbide kernels are encased in carbon and ceramic layers and set within a graphite matrix, which the company claims will not melt under any foreseeable adverse conditions within the reactor. For this reason, the Department of Energy describes TRISO fuel as “the most robust nuclear fuel on earth.”

Global energy demand is projected to grow by close to 50% from 2018 to 2050. At the same time nations, corporations and manufacturers around the globe are trying desperately to slash their greenhouse gas emissions.

With a goal for the world to achieve net zero carbon by 2050, there’s a lot of pressure to lower emissions while meeting this growing demand. Solar and wind energy have their roles within the ecosystem, but to power buildings and manufacturing plants without damaging the planet further may require something more.

The Road To Decarbonization

That’s where X-Energy Reactor Company LLC (NYSE: AAC) and its technology come in. X-energy is a leading developer of advanced small modular nuclear reactors, such as its Xe-100, and the Triso-X fuel to power them.

Advanced small modular nuclear reactors are uniquely suited to scale and provide the reliability needed to meet global decarbonization goals. X-energy’s Xe-100, a high-temperature gas-cooled reactor (HTGR) can serve as “always-on” baseload power, which means fewer worries about intermittent supply from other zero carbon emission sources. Unlike other “advanced” reactors, X-energy’s reactors utilize helium gas coolant rather than liquid metal or liquid salt, either of which require more complicated operations and disposal activities.

Thanks to TRISO-X fuel and an innovative use of helium for heat transfer, X-energy expects that, over time, the Xe-100 will make harnessing the power of nuclear fission safer, more efficient and more affordable. According to X-energy, the most important element in designing advanced nuclear reactors is the fuel since it needs to withstand very high temperatures without melting. X-energy’s fuel is unique in that it is designed not to melt.

Watch this video to learn more about X-energy’s story!

U.S Government Support And Project With Dow

The Department of Energy’s (the “DOE”) Advanced Reactor Demonstration Program (ARDP) received $2.5 billion from the Infrastructure Investment and Jobs Act for the demonstration of two advanced reactor technologies, one of which is X-energy’s Xe-100. “These innovative nuclear technologies are ideally-sized and designed to provide flexible electricity output and as process heat for a wide range of industrial heat applications,” wrote the Office of Clean Energy Demonstrations when announcing the additional funding.

DOE has named (NYSE: Dow), the world’s leading materials science company, a sub-awardee under X-energy’s ARDP Cooperative Agreement with the DOE. Earlier this year, X-energy and Dow announced plans to deploy the first advanced small modular nuclear reactor project at an industrial site, Dow’s Seadrift, Texas manufacturing site.

Dow’s Seadrift site covers 4,700 acres and manufactures more than 4 million pounds of materials per year used across a wide variety of applications, including food packaging and preservation, footwear, wire and cable insulation, solar cell membranes, and packaging for medical and pharmaceutical products. The project is expected to reduce the Seadrift site’s emissions by approximately 440,000 MT CO2e/year.

X-energy is also working with the U.S. Department of Defense to develop a transportable, cost-effective advanced nuclear microreactor prototype for use in remote military locations. This microreactor could ultimately be used for commercial or industrial purposes in civilian applications. The DOE has also provided funding for microreactor development for non-military applications.

Funding Continues For X-Energy

Last week, Ares Acquisition Corporation (NYSE: AAC) (“AAC”) announced that the U.S. Securities and Exchange Commission declared effective the Registration Statement on Form S-4, as amended, AAC had filed in connection with the previously announced proposed business combination with X-Energy Reactor Company, LLC

As previously announced, commitments include $80 million from Ares Management Corporation (NYSE: ARES) (“Ares”) and $30 million from X-energy Founder and Executive Chairman, Kam Ghaffarian, Ph.D., who agreed to contribute $30 million to repay certain of X-energy’s outstanding debt.

Energy demand continues to grow even as the planet continues to heat up at an alarming rate. To make a dent in the goal of a carbon-free world, companies, governments and investors seem to be turning to advanced small modular nuclear reactors. X-energy intends to play a leading role in delivering safe, reliable, zero-carbon-emissions power and steam production to advance efforts to reduce global carbon emissions.

Featured photo and video provided by X-energy.

This post contains sponsored content. This content is for informational purposes only and not intended to be investing advice.

[End of article.]

About X-Energy Reactor Company, LLC

X-Energy Reactor Company, LLC, is a leading developer of advanced small modular nuclear reactors and fuel technology for clean energy generation that is redefining the nuclear energy industry through its development of safer and more efficient reactors and proprietary fuel to deliver reliable, zero-carbon and affordable energy to people around the world. X-energy’s simplified, modular, and intrinsically safe SMR design expands applications and markets for deployment of nuclear technology and drives enhanced safety, lower cost and faster construction timelines when compared with conventional nuclear. For more information, visit X-energy.com or connect with us on Twitter or LinkedIn.

About Ares Acquisition Corporation

Ares Acquisition Corporation (NYSE: AAC) is a special purpose acquisition company (SPAC) affiliated with Ares Management Corporation, formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination. AAC is seeking to pursue an initial business combination target in any industry or sector in North America, Europe or Asia. For more information about AAC, please visit www.aresacquisitioncorporation.com.

Additional Information and Where to Find It

In connection with the proposed business combination (the “Business Combination”) between X-energy and AAC, AAC filed a registration statement on Form S-4 on January 25, 2023 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6 thereto, filed on March 24, 2023, June 12, 2023, July 3, 2023, July 25, 2023, September 22, 2023 and October 10, 2023 respectively, the “Registration Statement”) with the SEC, which includes a definitive proxy statement/prospectus distributed to holders of AAC’s ordinary shares in connection with AAC’s solicitation of proxies for the vote by AAC’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to X-energy equity holders in connection with the Business Combination. The Registration Statement has been declared effective by the SEC and AAC is mailing a definitive proxy statement/prospectus and other relevant documents to its shareholders. The Registration Statement includes information regarding the persons who may, under the SEC rules, be deemed participants in the solicitation of proxies to AAC’s shareholders in connection with the Business Combination. AAC has filed and will file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF AAC AND X-ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by AAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by AAC may be obtained free of charge from AAC’s website at www.aresacquisitioncorporation.com or by written request to AAC at Ares Acquisition Corporation, 245 Park Avenue, 44th Floor, New York, NY 10167.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the markets in which X-energy operates and X-energy’s projected future results. X-energy’s actual results may differ from its expectations, estimates and projections (which, in part, are based on certain assumptions) and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Although these forward-looking statements are based on assumptions that X-energy and AAC believe are reasonable, these assumptions may be incorrect. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination or related transactions; (3) the inability to raise sufficient capital to fund our business plan, including limitations on the amount of capital raised in any proposed business combination as a result of redemptions or otherwise; (4) the failure to obtain additional funding from the U.S. government or our ARDP partner for the ARDP; (5) unexpected increased project costs, increasing as a result of macroeconomic factors, such as inflation and rising interest rates; (6) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any business combination; (7) the risk that any proposed business combination disrupts current plans and operations; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the proposed business combination; (10) changes in the applicable laws or regulations; (11) the possibility that X-energy may be adversely affected by other economic, business, and/or competitive factors; (12) the persistent impact of the global COVID-19 pandemic; (13) economic uncertainty caused by the impacts of the conflict in Russia and Ukraine and rising levels of inflation and interest rates; (14) the ability of X-energy to obtain regulatory approvals necessary for it to deploy its small modular reactors in the United States and abroad; (15) whether government funding for high assay low enriched uranium for government or commercial uses will result in adequate supply on anticipated timelines to support X-energy’s business; (16) the impact and potential extended duration of the current supply/demand imbalance in the market for low enriched uranium; (17) X-energy’s business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto; (18) X-energy’s limited operating history makes it difficult to evaluate its future prospects and the risks and challenges it may encounter; and (19) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by X-energy, AAC or X-energy, Inc. with the SEC.

The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, the Registration Statement and the definitive proxy statement/prospectus related to the transaction, and other documents filed (or to be filed) by AAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the conflict between Russia and Ukraine, Hamas’ attack of Israel and the ensuing war, rising levels of inflation and interest rates and the COVID-19 pandemic, which have caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Investors are cautioned not to put undue reliance on forward-looking statements, and X-energy and AAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither X-energy nor AAC gives any assurance that either X-energy or AAC, respectively, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

AAC and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from AAC ’s shareholders, in favor of the approval of the proposed transaction. For information regarding AAC’s directors and executive officers, please see AAC’s Annual Report on Form 10-K, its subsequent Quarterly Reports on Form 10-Q, and the other documents filed (or to be filed) by AAC from time to time with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Business Combination may be obtained by reading the registration statement and the definitive proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.